

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 7, 2016

Mark C. Throdahl
President and Chief Executive Officer
OrthoPediatrics, Corp.
2850 Frontier Drive
Warsaw, IN 46582

> **Re:** **OrthoPediatrics, Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 14, 2016**
> **CIK No. 0001425450**

Dear Mr. Throdahl:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

OrthoPediatrics, page 1

1.   We note your disclosure on page 20 regarding the lack of published long-term data supporting your products' outcomes and your limited data with respect to treatment using your products. Please balance your summary to address this lack of published long-term data and your limited treatment data for the use of your products. In this regard, also tell us why you find it appropriate to state that your products include design features that protect a child's growth plates, as you do here and throughout your prospectus.

2.   Please provide support for your belief stated here and throughout your filing that your average clearance time with the FDA is less than half of the average approval time for all medical devices over the past five years. Also, with a view toward balanced disclosure, please disclose the average clearance time for your products. Finally, in an appropriate section of your prospectus, please clarify how the Pediatric Medical Device Safety and

Improvement Act of 2007 affects the clearance time for your products, as you state throughout your filing.

3.   We note your statement that you are the largest contributor to the five primary orthopedic societies. Please clarify whether this disclosure refers to financial contributions or otherwise, and tell us the basis for this statement.

4.   We note your discussion of your revenue and compound annual growth rate in the fourth full paragraph on page 2. Please balance your summary to include your accumulated deficit. Also, please revise this section to balance the discussion of your business opportunities by addressing the challenges you may expect to encounter when entering a market that has not historically relied on age-specific implant and instruments.

Our Exclusive Focus on Pediatric Orthopedic Surgery, page 3

5.   Please tell us why you believe it is appropriate to characterize your current portfolio of implants and instruments as "comprehensive" as you do here and throughout your prospectus, given your disclosure that you serve only three categories within the pediatric orthopedic market. In this regard, we also note your disclosure in the third paragraph of page 1 that you expect to expand your product offering to address multiple additional categories of the pediatric orthopedic market.

Implications of Being an Emerging Growth Company, page 7

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary Consolidated Financial Data, page 9

7.   You present pro forma basic and diluted net loss per share and you refer to Note 11 to your consolidated financial statements for an explanation of the method used to calculate it. However, you do not discuss how you calculated it in that note. Please revise your filing to include a discussion of how you calculated the pro forma earnings per share.

Our sales volumes and our results of operations may fluctuate…, page 13

8.   Refer to the fourth bullet point in this risk factor. Please disclose in an appropriate section of your prospectus any failures to obtain regulatory clearances or approvals for your products.

We provide implant and instrument sets…, page 16

9.   Please provide a separate risk factor addressing the second sentence of the second paragraph of this risk factor.

We rely on a network of third-party independent sales agencies…, page 37

10.   We note your reference at the top of page 38 to an independent sales agency that accounted for more than 10% of your revenue in 2015. Please reconcile this with your statement at the bottom of page F-22 that no individual customer accounted for more than 10% of total product sales for 2015. Also please ensure that you provide the information required by Item 101(c)(1)(vii) of Regulation S-K in an appropriate section of your prospectus.

We rely on third-party contract manufacturers to assemble our products…, page 38

11.   Please revise this risk factor to address your disclosure in the penultimate paragraph of page 111.

Market and Industry Data, page 50

12.   We note your reference to a third party as "the primary source" for data that you commissioned and included in your prospectus. Please clarify which data and studies that you disclose in your filing are the ones that you commissioned. Also provide us your analysis of whether you must file the consent of the authors whose studies you commissioned and summarize in your filing.

Results of Operations, page 60

13.   Please revise to explain and quantify, where possible, if the changes in your revenues were due to changes in prices, volume or a combination of both. Please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 33-8350.

Cash Used in Operating Activities, page 62

14.   Please revise to discuss how the material changes reflected in your consolidated statement of cash flows affected net cash used in your operating activities. As an example, we note the change in inventories of nearly $2 million. Also discuss any underlying factors that caused those material changes, quantifying the effects of each factor on the change.

Stock-Based Compensation, page 65

15.   With respect to the 497,641 shares of restricted common stock granted during fiscal 2015, please provide us with your analysis in valuing those grants.

Market Opportunity, page 72

16.   Please provide support for the estimates you disclose throughout this section.

Our Competitive Strengths, page 76

17.   With a view toward clarified disclosure, please explain to us why you believe the penultimate sentence on this page is important for investors. Also, given the subjective nature of the belief expressed in that sentence, please explain to us the basis for your belief. For example, did you assess whether other companies' chief medical officers were "highly respected," and if so, how did you compare their respectability?

Principal Stockholders, page 113

18.   Please fill in the blanks regarding the percentage of common stock beneficially owned. Also, with a view toward clarified disclosure, please revise this section to include the total number of shares of common stock outstanding.

Consolidated Statements of Cash Flows, page F-6

19.   Please tell us whether or not you also transfer instruments from inventory to property and equipment.

Note 2. Significant Accounting Policies

20.   On page 22 you discuss product warranties. Please disclose the nature of the warranty and provide the disclosures required by ASC 460-10-50-7 through 8.

Revenue Recognition – United States, page F-8

21.   You disclose that you recognize revenue when usage or shipment has occurred. Please tell us how you determine whether to recognize revenue upon usage or shipment.

Revenue Recognition – International, page F-8

22.   On page 64, you disclose that based on historical trends, you recognize international revenues when cash is received. Please tell us how you use historical trends to determine the amount of cash that is received each period.

Cash and Cash Equivalents, page F-9

23.   You disclose that you consider all highly liquid investments with a maturity of three months or less to be cash equivalents. Please clarify whether you are referring to the original maturity of the cash equivalents. Refer to the definition of cash equivalents in the FASB Master Glossary.

Inventories, page F-9

24.   Please revise to separately present your consigned inventory. Refer to Question 2 of SAB Topic 13(A)(2).

Note 10. Redeemable Convertible Preferred Stock, page F-20

25.   It appears that the preferred stock has an IPO liquidation preference of approximately $26.5 million. Please tell us how you considered SAB Topic 1.B.3.

26.   We note that throughout the filing you have presented pro forma adjustments relating to the automatic conversion of your outstanding shares of Series A and B preferred stock into common stock assuming that the offering will meet the requirements to be a qualified initial public offering. Please summarize the significant terms of the qualified initial public offering. Also tell us whether you expect the offering to meet such conditions. If management concludes the conditions are not probable, please revise the filing accordingly.

Item 15. Recent Sales of Unregistered Securities, page II-2

27.   Please ensure that your disclosure in this section covers any securities sold pursuant to the agreements described at the bottom of page 35 and at the top of page 36.

        You may contact Tara Harkins at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

                                        Sincerely,

                                        /s/ Daniel Morris for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Charles K. Ruck, Esq.
        Latham & Watkins LLP